SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

October 1, 2015

VIA EDGAR

Re:	First Data Corporation
Amendment No. 2 to the Registration Statement on Form S-1
Filed September 11, 2015
File No. 333-205750

Kathleen Collins

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of First Data Corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement on Form S-1 filed on July 20, 2015 and amended on September 11, 2015 (as amended, the “Registration Statement”). The Company has revised Amendment No. 3 in response to the Staff’s comments in its letter dated September 22, 2015 relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 3. Unless otherwise defined below, terms defined in Amendment No. 3 and used below shall have the meanings given to them in Amendment No. 3. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	October 1, 2015

Unaudited Pro Forma Financial Information, page 46

1.	Please note that once you have included complete pro forma financial information for the reorganization, refinancing, recapitalization and offering transactions, we will need sufficient time to review such information and may have additional comments. In addition, please ensure that each of your pro forma adjustments is explained in sufficient detail, particularly in cases where multiple adjustments impact a specific line item.

The Company has included the complete pro forma financial information in Amendment No. 3 and acknowledges that the Staff will require sufficient time to review this information.

Audited Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting, page F-4

2.	We note your response to prior comment 5 where you state that the “process that was involved in identifying these errors was the Accounting Policy Group’s review that it performs with respect to all significant debt transactions to ensure proper accounting treatment.” Please clarify when you implemented this control and tell us what impact our comment letter had on the Accounting Policy Group’s review. In this regard, it appears that the review of debt transactions occurring during fiscal 2012, 2013 and 2014 was performed after the receipt of our comment letter. As such, please explain further how your review process identified the errors that occurred in the referenced fiscal years and, if applicable, describe any other relevant controls that exist, independent of the comment letter process.

We believe the following timeline provides useful context for our response to Comment No. 2:

•	July 10, 2015: The Company closed its first long-term debt refinancing since July 2014.

•	July 14, 2015: As part of its standard process, the Company’s Accounting Policy Group began its review of the accounting for this refinancing.

•	July 17, 2015: As part of that review process, the Accounting Policy Group provided its initial views to the Company’s Chief Accounting Officer. Based on the Chief Accounting Officer’s understanding of ASC 470, he believed the refinancing could possibly be treated as a debt extinguishment, notwithstanding that previous debt refinancings by the Company were treated as debt modifications.

At the same time, the Company was preparing its initial filing of the Registration Statement and initially intended to include a description of the accounting treatment for the July 2015 refinancing. Because the review of that

Securities and Exchange Commission	October 1, 2015

accounting treatment was still ongoing, and in consultation with Ernst & Young and Simpson Thacher & Bartlett, the Company decided to remove any reference to the accounting treatment for this refinancing from the Registration Statement until it had completed its review.

•	July 20, 2015: The Company filed the initial Registration Statement.

•	August 3, 2015: At a regularly scheduled Audit Committee meeting, the Chief Accounting Officer informed the Committee that the modification/extinguishment treatment of the July 2015 refinancing was under review.

•	August 14, 2015: The Company received the Staff’s first comment letter on the Registration Statement.

•	Week of August 17, 2015: After receiving the letter, the Company accelerated its review of the July 2015 refinancing transaction and concluded that this transaction should be treated as an extinguishment, not a modification. Recognizing that this treatment was different from the treatment of prior debt refinancings, the Company re-reviewed prior period debt refinancing transactions and determined that the accounting treatment of certain debt transactions in 2012, 2013, and 2014 was not correct.

•	August 25, 2015: The Company filed its response to the Staff’s initial comment letter and Amendment No. 1 to the Registration Statement with financial statements reflecting the correct ASC 470 treatment of debt refinancings, including disclosure of the change pursuant to ASC 250.

The Accounting Policy Group reviews significant transactions in the period in which they occur, including debt refinancings, to ensure compliance with GAAP. This long-standing control was in place during fiscal 2012, 2013, and 2014, and the review was contemporaneously applied to each debt refinancing transaction during these periods. While the review process remained unchanged during this period, the personnel in the Accounting Policy Group performing the review changed in 2014 as described in the Company’s September 11, 2015 letter to the Staff. The Company has concluded that the control was designed appropriately in all periods, and began to operate effectively in 2014 as a result of the change in personnel. Therefore, management believes the control deficiency was remediated as of December 31, 2014.

As described in the timeline above, the Company started its review of the July 2015 debt transaction before filing the initial Registration Statement on July 20, 2015. The Staff’s comment letter and the Company’s registration process accelerated the review process. Even without the Staff’s comment, however, the Company is confident that the execution of its controls would have ensured the correct application of ASC 470 to the July 2015 refinancing and would have initiated the re-review and correction of the debt refinancings in 2012, 2013, and 2014.

Securities and Exchange Commission	October 1, 2015

3.	Please provide additional detail regarding how you determined that the maximum potential for error relating to this control deficiency was limited to the debt that was reasonably eligible for refinancing based on the debt level, call rights and market conditions and explain in detail how you determined that the magnitude of the potential error should not also include the total debt balance. Please also explain how you considered in your evaluation the volume of refinancing transactions that was expected in future periods.

The Company considered whether the entire amount of the Company’s debt should be used to calculate the maximum potential error relating to this control deficiency, and concluded that would not be appropriate. The Company determined total debt would include a significant amount of debt that would not reasonably be subject to refinancing, based on terms available for new debt, as well as costs associated with refinancing existing debt. For example, as of December 31, 2014, all $12 billion of the Company’s outstanding notes were subject to “make-whole” call premiums that totaled $1.9 billion at that time, making refinancing such debt cost-prohibitive. With respect to the term loans, the Company considered two points in deciding whether all outstanding term loans should be included in the error calculation. First, during 2014 the Company refinanced substantially all of its term loans, making further term loan refinancings in 2014 unlikely. Second, term loan refinancings typically entail a lower level of risk for error because many term loan refinancings satisfy both the “same creditor” and the “10% cash flow” tests to qualify as debt modifications. Specifically, in 2014, the Company calculated that at least 89% of its term loan refinancings satisfied both the “same creditor” and the “10% cash flow” tests under ASC 470 (as assessed on a creditor by creditor basis at each refinancing event). Accordingly, the Company concluded that its total debt, including bonds and term loans, should not be used in the calculation of the maximum potential error relating to its control deficiency.

The Company instead performed a qualitative analysis and determined that the maximum potential amount of debt that could have been reasonably subject to potential refinancing during the impacted periods was the debt that could be refinanced on financially beneficial terms. Additionally, the Company notes that it has actively sought to optimize its capital structure over the past several years by continuously monitoring the leveraged loan and debt capital markets and pursuing favorable refinancing opportunities when available. From 2012 through 2014 the Company refinanced $23 billion of debt (including notes and term loans) over the course of 18 transactions, making it one of the most active participants in those markets for its corporate ratings category. As a result, the Company concluded that it refinanced the maximum amount that was reasonably eligible for refinancing during those periods, given the Company’s debt level, its debt’s call rights and market conditions. As a result, the Company concluded that the

Securities and Exchange Commission	October 1, 2015

maximum error relating to this deficiency in 2012, 2013, and 2014 is the actual amounts of the errors discussed in Note 6: Borrowings in the audited financial statements included in the Registration Statement (i.e., the total change in Net Loss Attributable to First Data Corporation associated with these errors was $35 million in 2012, $83 million in 2013 and $0 in 2014).

In addition, in its maximum error evaluation, the Company considered the volume of refinancing transactions that were expected in future periods. Management concluded that as of December 31, 2012 and 2013, the errors experienced in 2012, 2013, and in the future as of those dates, were the maximum potential error based on the factors discussed above, and were not material. The Company did not complete a maximum error evaluation as of December 31, 2014 because management concluded the control deficiency was remediated as of that date.

4.	In your response to prior comment 5 you state that the errors were the result of both the preparer and reviewer misinterpreting the application of ASC 470 and the control deficiency cause was “the lack of personnel with adequate knowledge and training about ASC 470.” In addition, we note that you had a material weakness in income taxes in fiscal 2012 and 2013, which you attributed, in part, to “insufficient number of personnel with appropriate knowledge, experience or training in accounting for income taxes.” Your response also states that as part of the remediation efforts and preparation of your registration statement you appointed a Chief Accounting Officer in December 2014, increased staffing of the Accounting Policy Group by 40% with individuals with extensive technical accounting experience, and engaged a CPA firm to assist with complex accounting topics. Please address the following:

•	Tell us why you believe the impact of the identified control deficiency cause (“lack of personnel with adequate knowledge and training”) was limited to accounting for debt refinancing transactions and specifically to their treatment as either modifications or extinguishments;

The Company believes that the misinterpretation of ASC 470 (as described in detail in the Company’s prior response letter) was an error specific to the difficulty in properly interpreting that particular accounting treatment – which has been clarified in accounting interpretations since the Company made its initial conclusion – and not an indication of the Accounting Policy Group’s general lack of adequate knowledge and training. Even before the addition of new personnel, the Accounting Policy Group was comprised of CPAs with extensive experience in accounting policy at top accounting firms. Additionally, during the relevant periods, the SOX team, internal audit, and Ernst & Young did not identify any deficiencies related to the Accounting Policy Group.

Moreover, the individuals in the current Accounting Policy Group and the Chief Accounting Officer have reviewed and assessed other key technical

Securities and Exchange Commission	October 1, 2015

accounting areas, related to revenue recognition, equity valuation, goodwill impairment, restructuring, stock compensation, equity based investments, hedge accounting, and lease accounting. Each of these highly technical accounting areas was deemed to have adequate controls in place that were designed and operating effectively. Furthermore, some of these reviews included the use of other external technical accounting advisors.

•	Tell us how you considered the root causes of the debt accounting errors as well as the 2012 and 2013 material weakness and whether they may be related in your evaluation of the effectiveness of your control environment as of December 31, 2014;

In reviewing the effectiveness of its internal controls, the Company determined that the debt accounting errors and the 2012 and 2013 material weakness did not share the same root cause.

The root cause of the debt accounting errors (the improper interpretation of how to determine the creditors in a refinancing involving public debt) was the incorrect application of one isolated, specific, technical interpretation of the guidance with regard to ASC 470.

In contrast, the root cause of the material weakness in income tax accounting and reporting in 2012 and 2013 related to an insufficient number of personnel with appropriate knowledge, experience or training in accounting for income taxes within the income tax group, which is outside of the Accounting Policy Group. The material weakness in income tax accounting and reporting was not an incorrect application of GAAP.

•	Tell us how you considered whether it was reasonably possible that the identified root causes of these errors and prior material weaknesses could result in non-compliance with other significant accounting policies;

The Company is confident in its controls framework and believes that the root causes of these errors are not pervasive. Starting at the top of the organization, our Audit Committee and the Company’s CEO emphasize the importance of a robust control environment, as evidenced by the hiring of an experienced Chief Control Officer that reports directly to the CEO. Furthermore, the Company notes that it has effective controls at an entity level, including active executive management participation, a code of business conduct, a whistleblower program, and regular compliance training. For example, the Company’s executive management meets regularly on controls issues, including a recurring global weekly operating review and a monthly internal audit control review.

Similarly, the Company believes its internal controls over financial reporting as of December 31, 2014 are effective and that the Company’s accounting

Securities and Exchange Commission	October 1, 2015

department has experienced personnel (including seven certified public accountants in leadership roles), comprehensive policies (over 30 accounting policies driving uniform compliance with GAAP), and sufficient monitoring procedures (including a quarterly management review committee meeting, monthly financial statement review, SOX compliance testing and independent internal audit review).

Based on our control framework and the depth of our accounting department and its policies, the Company does not believe there are other unidentified areas of material non-compliance with accounting policies.

•	Please clarify for us whether you believe the Accounting Policy Group’s review control failed; whether the lack of knowledge and training in areas of significant judgment was the control that failed, or both; and

Management concluded that the control pursuant to which the Accounting Policy Group reviews debt transactions related to ASC 470 failed. This failure occurred because the reviewer within the Accounting Policy Group lacked knowledge and training as it related to an isolated, specific, technical interpretation of ASC 470. This deficiency in internal controls is a failure in the operation of the control, not the design. The Accounting Policy Group in place as of December 31, 2014 possessed these skills, which is evidenced by their ability to properly review the accounting for the July 2015 debt transaction.

More broadly, in addition to the Company’s entity level controls listed in preceding sub-response, the following controls relate to complex transactions:

•	the Accounting Policy Group reviews significant transactions in the period in which they occur, including debt refinancings, to ensure compliance with GAAP;

•	for any transactions with potential income statement impact of $25 million or greater, the Chief Accounting Officer must review the accounting; and

•	the Accounting Policy Group receives ongoing professional education.

For these reasons, management believes its internal controls over financial reporting would prevent any future material misstatements to the Company’s financial statements.

•	Explain in greater detail how you determined that the control deficiency was remediated during 2014 given the timing of enhancements made to your Accounting Policy Group and the fact that the accounting errors and control deficiency were not identified until 2015.

Securities and Exchange Commission	October 1, 2015

The Chief Accounting Officer and Director of Accounting Policy who were involved in the review of the accounting for the July 2015 debt transaction were in the same positions as of December 31, 2014. That is the reason management believes the control deficiency was remediated as of December 31, 2014. The Company is confident that the personnel in place as of December 31, 2014 would have properly applied the accounting treatment to the debt refinancings had they occurred at that time.

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Please do not hesitate to call me at (212) 455-2812 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Richard Fenyes
Richard Fenyes

cc:	Securities and Exchange Commission

Ivan Griswold

Rebekah Lindsay

Kathleen Collins

Barbara C. Jacobs

Matthew Crispino

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Frank J. Bisignano

Adam Rosman

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Joseph A. King

Simpson Thacher & Bartlett LLP

Joseph H. Kaufman

Davis Polk & Wardwell LLP

Richard D. Truesdell, Jr.

Byron B. Rooney